A2Z Smart Technologies Launches New Remote Attendant System for Cust2Mate Smart Carts

TEL AVIV, ISRAEL / November 18, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF), today announced that it has launched a new remote attendant system for its Cust2Mate Smart Shopping Carts.

The software as a service ("SaaS"), internet-of-things ("IoT") system will help store employees to monitor and assist customers shopping in the store via the cart's location and provide valuable business intelligence to store management. The system is designed to maximize the customer experience and provide the most efficient communication between customers and store staff. Additionally, it is fully automated to detect and report the status of each cart, providing maintenance information and predicting the future maintenance needs of the carts.

Rafael Yam, CEO of Cust2Mate, commented, "Launching this new support system is an important step in the evolution of our Cust2Mate product. It will enhance the ability of store management to access valuable business analytics around cart and customer activity, that we believe will boost operating efficiencies and help to support store employees. Additionally, the system is expected to minimize the time that carts are off the floor for maintenance. This is an exciting development for Cust2Mate, further improving our product and enhancing our operational agility as a leading smart cart solution in the retail space."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

SOURCE: A2Z Smart Technologies Corp.